Exhibit 99.1

On September 20, 2012, the Canada Pension Plan Investment Board (“CPPIB”) has agreed to purchase all of the equity interests in certain indirect subsidiaries of Pinafore Holdings B.V. (the “Company”) that comprise the Company’s air distribution division.

The aggregate consideration payable in the transaction will be approximately $1.1 billion in cash (subject to certain customary adjustments). The air distribution division manufactures air distribution and ventilation products for residential and non-residential buildings and air movement and control products for industrial and infrastructure applications, in each case primarily in North America. The closing of the transaction is subject to customary conditions and is expected to occur in the last quarter of 2012.

Credit Suisse and BofA Merrill Lynch served as financial advisors to subsidiaries of the Company involved in the transaction.

Forward-Looking Statements

This release may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect,” “believe,” “intend,” “anticipate,” “estimate,” “will,” “may,” “could,” “should” and similar expressions. The Company cautions that any forward-looking statements made by the Company are not guarantees of future performance or events and are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties are described in the Company’s annual report on Form 20-F in the “Risk Factors” section on pages 3 to 15. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.